Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our reports dated March 10, 2005 accompanying the consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Syntroleum Corporation and subsidiaries included in the Annual Report on Form 10-K of Syntroleum Corporation for the year ended December 31, 2004. We consent to the incorporation by reference of the aforementioned reports in the Registration Statement on Form S-3 of Syntroleum Corporation (Registration No. 333-62290) and the related Prospectus Supplement to be dated March 17, 2005 and filed on March 21, 2005 pursuant to Rule 424 (b) of the rules and regulations promulgated under the Securities Act of 1933, as amended, and to the use of our name as it appears under the caption “Experts” in such Prospectus Supplement.

/s/ Grant Thornton LLP

Tulsa, Oklahoma

March 17, 2005